BNY MELLON ALCENTRA OPPORTUNISTIC GLOBAL CREDIT INCOME FUND

Rule 18f-3 Plan

BNY Mellon Alcentra Opportunistic Global Credit Income Fund (the “Fund”) is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”). The Fund has received an exemptive order from the Securities and Exchange Commission (the “SEC”) that permits the Fund to offer multiple classes of shares (the “Order”). Pursuant to the Order, the Fund must comply with the provisions of Rule 18f-3 under the 1940 Act, which requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges, as if it were an open-end management investment company.

The Fund desires to offer multiple classes in accordance with Rule 18f-3, and the Fund’s Board, including a majority of the Board members who are not “interested persons” (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.            Class Designation: Fund shares shall be divided into Institutional shares and Class A-1 shares.

2.            Differences in Services: The services offered to shareholders of each Class, as described in the Fund’s prospectus or statement of additional information, shall be substantially the same, except that Rights of Accumulation, Letter of Intent and Reinvestment Privilege shall be available only to holders of Class A-1 shares.

3.            Differences in Distribution Arrangements: Class A-1 shares are designed primarily for investors who are investing through a third party, such as a bank, broker-dealer or financial adviser. Institutional shares are available only to limited types of investors, described below.

Class A-1 shares shall be offered with a front-end sales charge, as such term is defined under the Conduct Rules of the Financial Industry Regulatory Authority (the “FINRA Conduct Rules”), and a deferred sales charge (a “CDSC”), as such term is defined under the FINRA Conduct Rules, may be assessed on certain repurchases of Class A-1 shares, including Class A-1 shares purchased without an initial sales charge as part of an investment of $250,000 or more. The amount of the sales charge and the amount of and provisions relating to the CDSC pertaining to the Class A-1 shares are set forth on Schedule A attached hereto. In addition, Class A-1 shares shall be subject to: (i) an annual service fee at the rate of .25% of the value of the average daily net assets of such Class pursuant to a Shareholder Services Plan; and (ii) an annual distribution fee at the rate of 0.25 % of the value of the average daily net assets of such Class pursuant to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act.

Institutional shares shall be offered at net asset value only to (i) bank trust departments, trust companies and insurance companies that have entered into agreements with the Fund’s Distributor to offer Institutional shares to their clients, (ii) institutional investors acting in a fiduciary, advisory, agency, custodial or similar capacity for qualified or non-qualified employee benefit plans, including 401(k), 403(b)(7), Keogh, pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, sole proprietorships, non-profit entities, trade or labor unions, or state and local governments (“Retirement Plans”), and IRAs set up under Simplified Employee Pension Plans (“SEP-IRAs”), but not including traditional IRAs, Roth IRAs, Coverdell Education Savings Accounts, IRA “Rollover Accounts,” Salary Reduction Simplified Employee Pension Plans or Savings Incentive Match Plans for Employees (Institutional shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA that has entered into an agreement with the Fund’s Distributor to offer Institutional shares to such Retirement Plan or SEP-IRA), (iii) law firms or attorneys acting as trustees or executors/administrators, (iv) foundations and endowments, (v) sponsors of college savings plans that qualify for tax-exempt treatment under Section 529 of the Internal Revenue Code of 1986, as amended (the “Code”), that maintain an omnibus account with the Fund and do not require shareholder tax reporting or 529 account support responsibilities from the Fund’s Distributor, (vi) advisory fee-based accounts offered through financial intermediaries who, depending on the structure of the selected advisory platform, make Institutional shares available, (vii) certain institutional clients of an investment advisory subsidiary of The Bank of New York Mellon Corporation approved by BNY Mellon Investment Adviser, Inc., (viii) U.S.-based employees of The Bank of New York Mellon Corporation, Board members of BNY Mellon Investment Adviser, Inc. and Board members of funds in the BNY Mellon Family of Funds, and the spouse, domestic partner or minor child of any of the foregoing, subject to certain requirements described in the Fund’s prospectus or statement of additional information, (ix) clients of financial intermediaries effecting transactions in Institutional shares through their brokerage platforms solely as a broker in an agency capacity for their clients and that have entered into an agreement with the Fund’s Distributor; and (x) unaffiliated investment companies approved by the Fund’s Distributor.

4.            Expense Allocation: The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Distribution Plan and Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) SEC registration fees incurred by a specific Class; (d) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (e) litigation or other legal expenses relating solely to a specific Class; (f) transfer agent fees identified by the Fund’s transfer agent as being attributable to a specific Class; and (g) Board members’ fees incurred as a result of issues relating to a specific Class.

5.            Conversion Features: No Class shall be subject to any automatic conversion feature. Shares of one Class of the Fund may be converted into shares of another Class of the Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new Class of shares of the Fund. Except as otherwise provided in the Fund’s prospectus, shares subject to a CDSC or a repurchase fee at the time of the requested conversion shall not be eligible for conversion. Institutional shares held by investors who are not eligible to purchase Institutional shares shall be converted to a Class of shares such an investor is eligible to purchase.

6.            Exchange Privileges: No Class shall be subject to any exchange privilege.

Dated: August 5, 2021

SCHEDULE A

Front-End Sales Charge—Class A-1 Shares—The public offering price for Class A-1 shares, except as otherwise set forth herein, shall be the net asset value per share of Class A-1 plus a sales load as shown below:

	Total Sales Load
Amount of Transaction	As a % of offering price per share	As a % of net asset value per share	Dealer’s concession as a % of offering price
Less than $100,000	3.00	3.09	3.00
$100,000 to less than $250,000	2.00	2.04	2.00
$250,000 or more	-0-	-0-	1.00

Contingent Deferred Sales Charge—Class A-1 Shares—A CDSC of 1.00% shall be assessed, except as set forth below, at the time of repurchase of Class A-1 shares purchased without an initial sales charge as part of an investment of at least $250,000 and repurchased within one year of the date of purchase. No CDSC shall be imposed to the extent that the net asset value of the Class A-1 shares repurchased does not exceed (i) the current net asset value of Class A-1 shares of the Fund acquired through reinvestment of Fund dividends or capital gain distributions, plus (ii) increases in the net asset value of the shareholder’s Class A-1 shares above the dollar amount of all payments for the purchase of Class A-1 shares of the Fund held by such shareholder at the time of repurchase. Letter of Intent and Rights of Accumulation, to the extent offered, shall apply to purchases of Class A-1 shares subject to a CDSC.

If the aggregate value of the Class A-1 shares repurchased has declined below their original cost as a result of the Fund’s performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

In determining whether a CDSC is applicable to a repurchase, the calculation shall be made in a manner that results in the lowest possible rate. Therefore, it shall be assumed that the repurchase is made first of amounts representing Class A-1 shares of the Fund acquired pursuant to the reinvestment of Fund dividends and distributions; then of amounts representing the increase in net asset value of Class A-1 shares above the total amount of payments for the purchase of Class A-1 shares made during the preceding 12 months; and finally, of amounts representing the cost of Class A-1 shares held for the longest period of time.

Class A-1 shares of the Fund may be purchased directly from the Fund or through a financial intermediary at net asset value without a front-end sales charge by the following individuals and entities:

•	Full-time or part-time employees, and their spouses or domestic partners and minor children, of BNY Mellon Investment Adviser, Inc. or any of its affiliates.

•	Board members of BNY Mellon Investment Adviser, Inc. and Board members of the BNY Mellon Family of Funds, and their spouses or domestic partners and minor children.

•	Full-time employees, and their spouses and minor children, of financial intermediaries.

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•	“Wrap” accounts for the benefit of clients of financial intermediaries.

•	Investors who participate in a self-directed investment brokerage account program offered by a financial intermediary that may or may not charge their customers a transaction fee.

•	Retirement Plans, provided that, if such Class A shares are purchased through a financial intermediary, the financial intermediary performs recordkeeping or other administrative services for the Retirement Plan.

•	Shareholders in IRA rollover accounts sponsored by BNY Mellon Investment Adviser, Inc. or its affiliates funded with the distribution proceeds from Retirement Plans. Upon establishing the IRA rollover account sponsored by BNY Mellon Investment Adviser, Inc. or its affiliates in the Fund, the shareholder shall become eligible to make subsequent purchases of Class A shares of the Fund at net asset value in such account.

Class A-1 shares of the Fund may be purchased at net asset value without payment of a sales charge by the following individuals and entities, if such shares are purchased directly from the Fund for accounts maintained with the Fund:

•	Investors who either (i) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly with a BNY Mellon Investment Adviser, Inc.-managed fund since on or before February 28, 2006, or (ii) such purchase is for a self-directed investment account that may or may not be subject to a transaction fee.

•	Qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; and charitable organizations investing $50,000 or more in Fund shares and charitable remainder trusts.

Waiver of CDSC—The CDSC shall be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by Retirement Plans, provided that the shares being redeemed were purchased through a financial intermediary that performs recordkeeping or other administrative services for the Retirement Plan and has entered into an agreement with the Fund’s Distributor relating to such services, or were purchased directly from the Fund for accounts maintained with the Fund, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, and (d) redemptions made as part of a required minimum distribution for IRA and retirement accounts pursuant to the Internal Revenue Code. If a CDSC waiver is discontinued, Fund shares subject to a CDSC which were purchased prior to the termination of such waiver shall have the CDSC waived as provided in the Fund’s prospectus at the time of the purchase of such shares.

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